UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170172

DIVISION OF
CORPORATION FINANCE

February 22, 2017

Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Re: CVS Health Corporation
Incoming letter dated January 6, 2017

Dear Mr. Moffatt:

This is in response to your letter dated January 6, 2017 concerning the shareholder proposal submitted to CVS Health by the Pamela L Parker Trust. We also have received a letter on the proponent's behalf dated February 6, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Pat Miguel Tomaino
Zevin Asset Management, LLC
pat@zevin.com

February 22, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CVS Health Corporation
Incoming letter dated January 6, 2017

The proposal requests that the company produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing the company's renewable energy sourcing and/or production.

We are unable to concur in your view that CVS Health may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal transcends ordinary business matters and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that CVS Health may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

February 6, 2017

Via E-Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CVS Health Corporation January 6, 2017 Request to Exclude Shareholder Proposal Regarding Report on Renewable Energy Targets

Ladies and gentlemen:

This letter is submitted on behalf of Pamela L Parker Trust by Zevin Asset Management, LLC as the designated representative in this matter (hereinafter referred to as "Proponent"), who is the beneficial owner of 660 shares of common stock of CVS Health Corporation (hereinafter referred to as "CVS" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to CVS, to respond to the letter dated January 6, 2017 sent to the Office of Chief Counsel by CVS, in which it contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rule 14a-8(i)(7).

After reviewing the Company's letter and the relevant SEC rules as they apply to the Proposal, we have concluded that the Proposal must be included in CVS's 2017 proxy statement, because the Proposal focuses on significant policy issues confronting the Company, climate change and reducing greenhouse gas emissions. The Proposal does not focus on or interfere with the Company's ordinary business, nor does it seek to micromanage the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to CVS's Associate General Counsel and Assistant Secretary, Thomas S. Moffatt via e-mail at thomas.moffatt@cvshealth.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, reads as follows:

> ***Resolved:*** *Shareholders request that CVS produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing CVS's renewable energy sourcing and/or production. The report should be produced at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information. This proposal does not prescribe matters of operational or financial management.*
>
> ***Supporting Statement:*** *Shareholders request that the report consider and analyze options and scenarios for achieving renewable energy targets, for example by using on-site distributed*

> *energy, off-site generation, power purchases, and renewable energy credits, or other opportunities management would like to consider, at its discretion.*

Background

Greenhouse gas (GHG) emissions from human activities are the most significant driver of observed climate change. In 2015, the Paris Agreement joined nearly all of the world's countries in a commitment to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures by 2050, with a further goal of limiting warming to 1.5 degrees Celsius. Both of these ambitious goals are considered critical to heading off the most catastrophic effects of climate change. It is clear that significant reductions in greenhouse gas emissions on behalf of the global economy, individual national economies, each business sector, and, critically, all major corporations will be necessary to meet these critical goals.

CVS is one such corporation. The Company has the formidable challenge of assessing and reducing its greenhouse gas emissions in line with an effective global response to climate change and deciding how best to pursue that aim.

Indeed, the Company acknowledges the importance of climate change and GHG emissions to the long-term sustainability of the Earth and of its operations. In its 2015 Corporate Social Responsibility ("CSR") Report, CVS states that "the overall health effects of climate change are likely to be overwhelmingly negative" and "[w]e have assessed our operational footprint and determined that energy use and GHG emissions are the most significant impacts." The Company further states: "Our strategy for sustainable operations focuses on these impacts [energy use and GHG emissions], with a priority on reducing GHG emissions because of the link to climate change."[1]

According to CVS's 2015 CSR report and its January 6, 2017 letter, the Company is mainly focused on energy efficiency to drive GHG reductions.

Regarding renewable energy purchasing and production, the Company states that it is "constantly evaluating opportunities through renewable technologies, renewable energy credits, power purchase agreements, and tax credits." That approach has evidently resulted in limited renewable energy deployment: the Company's renewable energy program currently includes solar panels at five stores and a sixth store under construction.[2] In its January 6 letter, CVS concedes that it "has not yet found a practical way to include renewables into its sustainability strategy, outside of purchasing renewable credits – which have not proven to generate a sufficient return for a publicly traded company."[3]

However, the Proponent believes that this approach does not take sufficient stock of CVS's opportunities to deploy renewable energy. Prices for electricity from sources like wind and solar are near historic lows as supply continues to expand.[4] The average price of wind energy installed in

---

[1] *CVS*, 2015 CSR Report at p. 51, https://cvshealth.com/sites/default/files/2015-csr-report.pdf.
[2] Ibid. at p. 56.
[3] CVS Letter (January 6, 2017) at p. 4.
[4] See for example: *Bloomberg*, "World Energy Hits a Turning Point: "Solar That's Cheaper Than Wind," December 15, 2016; *Bloomberg*, "Wind and Solar are Crushing Fossil Fuels," April 6, 2016; *McKinsey & Company*, "Lower oil prices but more renewables: What's going on?" June 2015.

Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

January 6, 2017

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

(Via e-mail: shareholderproposals@sec.gov)

Re: CVS Health Corporation
Shareholder Proposal of the Pamela L Parker Trust

Ladies and Gentlemen:

CVS Health Corporation, a Delaware corporation (the "**Company**"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is filing this letter with respect to the shareholder proposal and supporting statement (the "**Proposal**") submitted by Zevin Asset Management, LLC on behalf of the Pamela L Parker Trust (Pamela L Parker Trust, the "**Proponent**") in a letter dated November 22, 2016. The Proponent seeks inclusion of the Proposal in the proxy materials that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). A copy of the Proposal and all related correspondence with the Proponent are attached hereto as Exhibit A. The Company hereby requests confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend enforcement action if, in reliance on Rule 14a-8 of the Exchange Act, the Company omits the Proposal from its 2017 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") no later than 80 days before the Company files its definitive 2017 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D, *Shareholder Proposals* (Nov. 7, 2008), this letter is being submitted to the Commission via e-mail to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of Staff Legal Bulletin 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of its Division of Corporation Finance. Accordingly, we are hereby informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper.

I. The Proposal

The Proposal states:

"**Resolved**: Shareholders request that CVS produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing CVS's renewable energy sourcing and/or production. The report should be produced at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information. This proposal does not prescribe matters of operational or financial management."

II. Statement of Reasons to Exclude the Proposal Pursuant to Rule 14a-8(i)(7)

The Company believes that the Proposal may be properly excluded from its 2017 Proxy Materials under Rule 14a-8(i)(7) because it implicates the Company's ordinary business operations.

Pursuant to Rule 14a-8(i)(7), the Proposal is excludable because it implicates the Company's ordinary business operations by: (A) diverting efforts and resources of the Company and its management by prescribing renewable energy targets as the means for the Company to power its business and address climate change and the reduction of its greenhouse gas ("**GHG**") emissions, thereby impeding the day-to-day financial and operational management of the Company and (B) micromanaging the manner in which the Company chooses (1) to pursue climate change initiatives to reduce GHG emissions and (2) to engage in sustainable and environmentally-friendly initiatives, thereby probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

A. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business operations of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("**1998 Release**").

Under Commission and Staff precedent, a shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See 1998 Release*. The 1998 Release further provided that "the term ['ordinary business'] refers to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations."

Generally, certain social policy matters, such as sustainability, rise above the ordinary course of business. However, the Staff has specifically stated that "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." *Staff Legal Bulletin No. 14E* (Oct. 27, 2009). Further, the Staff has also noted in the 1998 Release that a central consideration of the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See 1998 Release*. While this Proposal has a general theme of sustainability, it focuses on an ordinary business matter fundamental to the ability of the Company's management to run the business – financial and operational management, including the choice of energy technology, climate change initiatives and the implementation of such initiatives in the manner best befitting the Company.

Moreover, while the Proposal is styled as a request for a report, the Commission has held that proposals seeking a report are to be evaluated under Rule 14a-8(i)(7) through consideration of the underlying subject matter of the proposal and to be excluded where that subject matter involves ordinary business matters. *See Exchange Act Release No. 34-20091* (August 16, 1983). The underlying subject matter of the Proposal, as demonstrated by the supporting statements and the content of the requested report, pertain to the institution of specific renewable energy targets in connection with the reduction of GHG emissions.

The supporting statements to the Proposal indicate that the Proponent believes the only meaningful way to address GHG emissions and climate change is through the specific targets for the use and production of renewable energy. Such statements include:

- "the United States needs to reduce annual greenhouse gas (GHG) emissions approximately 80 percent. This will involve a significant shift to renewable energy."
- "Investors are concerned that CVS may be behind other large corporations which are developing quantitative renewable energy goals in response to climate change."
- "Failure to set a renewable energy target may impede the Company's GHG reduction strategy."
- "options and scenarios for achieving renewable energy targets, for example by using on-site distributed energy, off-site generation, power purchases, and renewable energy credits, or other opportunities…"

Through the requirement that such report be on the feasibility of enterprise-wide quantitative, time-bound targets for increasing CVS's renewable energy sourcing and/or production, the Proposal demands that the Company invest time and money in the assessment and implementation of an energy and investment policy involving the purchase and production of renewable energy. As such and as discussed below, this Proposal seeks to determine the choice of energy technology that the Company will use in its operations by making the determination for management that the Company must shift to renewable energy. The Staff has concluded on multiple occasions that proposals seeking to prescribe the kind of energy technology a company uses are excludable as an ordinary business matter. *See First Energy*

Corp. (avail. Mar. 8, 2013) (concurring that a proposal "requiring management to alter the mix of energy sources…which would require the Company to significantly alter…its day-to-day use of various energy sources…[and] to adopt certain 'strategies and quantitative goals'" was excludable as relating to ordinary business operations). In particular, in response to a similar proposal from the same Proponent in 2015, the Staff concurred that the proposal from the Proponent seeking quantitative targets to increase renewable energy sourcing and production and demanding that the Company pursue an energy and investment policy involving the purchase of renewable energy and carbon reduction investments was excludable as relating to ordinary business matters. *See CVS Health* (avail. March 8, 2016). Similarly, here, the Proposal seeks to mandate the kind of energy technology that the Company uses in its operations by requiring it to pursue and use renewable energy, which would require a significant shift from the mixture of energy the Company currently uses based on availability, facility capacity and needs for each store or distribution center location across the country. Such a report on the feasibility of enterprise-wide, quantitative, time-bound targets necessitates the Company to focus on renewable energy not only as its energy technology for operations, but also as its primary means to address GHG emissions and climate change.

Thus, the Proposal impedes the ability of management to best determine the most effective and efficient means to operate the Company, including through it selection of energy technologies to use as the Proposal repeatedly notes the need for quantitative targets for use of renewable energy. The assessment, selection and implementation of such means, however, are best left to management's evaluation of the feasibility and financial impact that such programs may have on the Company. The Company is constantly assessing its environmental impact strategy and describes the measures that management has determined to be most effective in the Company's 2015 Corporate Social Responsibility Report (the "**2015 CSR Report**"), which was published by the Company in May 2016. CVS Health has spent a significant amount of time researching options for renewable energy, but the Company has not yet found a practical way to include renewables into its sustainability strategy, outside of purchasing renewable credits – which have not proven to generate a sufficient return for a publicly traded company. Instead, the Company has focused on a number of strategies and initiatives that have had immediate and measurable impact. For instance, management has implemented an energy management system through which it can "manage, monitor and adjust lighting, HVAC and other systems…thus helping [the Company] drive energy efficiency consistently across [its] stores, distribution centers and other facilities." *See 2015 CSR Report at 55.* Further, the Company has disclosed that it has "three main sources of energy use [that] contribute to [its] GHG emissions" and is actively pursuing a number of energy technology initiatives. Management specifically "remain[s] focused on achieving energy efficiency in operational areas where [the Company] can have the biggest impact, including lighting and the centralized management of energy use, as well as through transportation and distribution efficiencies", indicating that management is better positioned to assess the kind of energy technology to employ in day-to-day operations. *See 2015 CSR Report at 52 and 55.*

Furthermore, the Staff has also deemed that proposals seeking a report on strategy for energy use management relate to expenses and the financial management of the company, as is the case here. See *Apple Inc.* (avail. Dec. 5, 2014) (concurring that "a report ... estimating the total investment in ... renewable sources of electricity" was excludable because it related to the company's "choice of technologies in management of its energy expenses"). The supporting statement of the Proposal focus on operational and financial management matters, including the Company's selection of its energy technology, in particular:

a. "Costs of generating electricity from sources like wind and solar have been declining rapidly and are influencing companies' response to climate change."

b. "The EPA currently lists 78 Fortune 500 companies as purchasing renewable energy (or certificates)...CVS Health Corporation...has taken halting steps in this direction."

c. "Failure to set a renewable energy target may impede the Company's GHG reduction strategy. By setting quantitative goals on renewable energy, [the] Company can strengthen its current climate change strategy, respond ably to energy market changes, move closer to achieving GHG reductions, and help meet the global need for cleaner energy"

d. "...consider and analyze options and scenarios for achieving renewable energy targets, for example by using on-site distributed energy, off-site generation, power purchases, and renewable energy credits, or other opportunities"

Management, however, is better positioned to determine the proper energy uses and sources for the Company. The Company operates approximately 9,700 retail drugstores, as well as several dozen other offices and facilities throughout the United States. Many of the Company's existing facilities are leased and/or are in smaller or older buildings, which restricts the Company's ability to install renewable energy technology such as solar panels or wind turbines. Further, energy needs fluctuate based on extreme weather across the country. Therefore, requiring a shift to renewable energy sourcing and/or production intrudes in areas in which shareholders lack business expertise and an intimate knowledge of the Company's business as it disregards existing contracts for supply of energy and production of products and sourcing with suppliers and third parties, as well as business initiatives and strategies that may make the institution of such methods impractical for an expanding business. It also fails to account for the quantity and quality of available sources of renewable energy, particularly given the nationwide operations of the Company and the lack of abundant and reliable renewable energy in certain regions. Forcing the Company to assess and establish quantitative, time-bound renewable energy targets would hinder the Company from running its daily business efficiently and economically as the energy needed by the Company to run its daily business may rely on existing contracts or infrastructure that cannot support specific and potentially unsuitable targets for renewable energy sourcing and production. As such, the Proposal should be excludable as relating to ordinary business matters, much as the Staff concurred in the exclusion of a similar proposal from the Proponent in 2015. *See generally, CVS Health* (avail. March 8, 2016).

Moreover, as a pharmacy innovation company with "thousands of retail pharmacies, an expanding footprint as a result of recent acquisitions and a growing supply chain" the Company is already committed to assessing and reducing direct and indirect environmental impacts. *See 2015 CSR Report at 48.* The Company has invested significant resources in assessing the energy technology mix and best means for the Company to reduce GHG emissions and address climate change. Those means do not at this time include quantitative renewable energy targets or a feasibility report on company-wide implementation of such quantitative and time-bound targets. Those means and that energy technology policy does include the monitoring of environmental and economic payback of new technologies and alternative energy sources and the evaluation of "opportunities through renewable technologies, renewable energy credits, power purchase agreements, and tax credits," decisions that management is best equipped to make. *See 2015 CSR Report at 56.*

Still, the Proponent wants the Company to focus time, money and efforts on renewable energy quantitative targets across the entire Company and implementation scenarios; however, a shareholder cannot understand the complexities of energy management for the Company or the most prudent and effective mechanisms for the Company to address GHG emissions and climate change. Here, as argued in response to in a proposal submitted to FLIR Systems, Inc. in 2013 (the "**FLIR Proposal**"), the statements put forth in the Proposal "center on the day-to-day management of energy use at the Company's facilities, which could not be more fundamental to the ordinary business of the Company." Further, just as in the FLIR Proposal, the Proposal "focuses squarely on the potential costs and benefits related to the Company's energy use management" through supporting statements such as "[c]osts of generating electricity from sources like wind and solar have been declining rapidly" and "[f]ailure to set a renewable energy target may impede the Company's GHG reduction strategy. By setting quantitative goals on renewable energy, our Company…respond ably to energy market changes." Given that day-to-day management of financial affairs and other similar matters are ordinary business, the Staff reiterated in FLIR that "[p]roposals that concern the manner in which a company manages its expenses are generally excludable under rule 14a-8(i)(7)." *See FLIR Systems, Inc.* (avail. February 6, 2013). Therefore, exclusion of this Proposal is warranted.

While the Staff has declined to employ the 14a-8(i)(7) ordinary business rationale to exclude some proposals that sought to advance the use of renewable energy, those proposals are distinguishable as they were directed at companies whose main business is to produce and deliver energy, unlike the Company, which is a consumer of energy. *Compare ExxonMobil Corporation* (avail. March 12, 2007) (proposal to adopt a policy of significantly increasing renewable energy sourcing globally, with recommended goals in the range of 15% – 25% of its energy sourcing by between 2015 and 2025) and *Duke Energy Corporation* (avail. February 13, 2001) (proposal to invest sufficient resources to build new electrical generation from solar and wind power sources to replace approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years). In contrast to the situations advanced in the letters noted above, the Company is a consumer of energy and a business that purchases many of its products from third parties, over whom it cannot control the use of renewable energy. Quantitative targets for renewable energy sourcing and/or production are simply not as effective as other measures the Company employs to promote sustainability, increase energy efficiency or save costs.

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Seeks to Micromanage the Company.

Next, the Proposal also seeks to micromanage the decisions of the Board of Directors and management by dictating the manner in which the Company chooses (a) to pursue climate change initiatives to reduce GHG emissions and (b) to engage in sustainable and environmentally-friendly initiatives, thereby probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. One of the central considerations expressed by the Commission with regard to the ordinary business exclusion "involves the degree to which the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See 1998 Release*. Further, the Commission has explained that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their "lack of business expertise and their lack of intimate knowledge of the issuer's business." *See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976)*.

In seeking enterprise-wide, quantitative, time-bound targets for renewable energy sourcing and/or production, the Proposal is asking the Company to set ambiguously defined quantitative targets and a deadline for the entire Company. It does not take into account the feasibility, practicality or potential impact of such a proposal, such as the considerations relating to location specific needs and existing energy agreements discussed above in Section A. The Staff has long held that proposals related to climate change policies that demand specific management actions, including the implementation of certain energy policies, and company-wide courses of action are excludable. *See Assurant, Inc.* (avail. Mar. 17, 2009) (concurring that the company could exclude a proposal calling for a report concerning the company's plan to address climate change); *General Electric Co.* (avail. Jan. 9, 2009) (concurring that the company could exclude a proposal demanding a report on the costs and benefits of divesting the company's nuclear energy investment and investing instead in renewable energy); *Ryland Group. Inc.* (avail. Feb. 13, 2006) (concurring that the company could exclude a proposal calling for a report on the company's response to pressure to increase energy efficiency). It has also held that proposals requiring the implementation of certain climate change polices to satisfy proposed emissions targets and the creation of an "eco-plan" different than those that have already been implemented seek to micromanage day-to-day decisions of a kind that are too impractical and complex for direct shareholder oversight. Such proposals "probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See Deere & Co.* (avail. October 14, 2016).

Likewise, here, the Company already pursues energy efficiency mechanisms that are appropriate for and tailored to the Company's business based on the commitment "to reducing [its] environmental impacts in areas where [the Company has] a high level of control. The Company continuously identifies specifying internal and external targets aimed at driving operational efficiency and reducing GHG emissions by "focusing on driving reductions in GHG emissions, energy, water and waste." *See 2015 CSR Report at 49*. Yet the Proposal dictates a shift to renewable energy and insinuates that renewable energy is the only means to accomplish GHG emission reduction. The Proposal, therefore, seeks to micromanage the fundamental operations of the Company's business by directing how the Company should purchase energy, invest, pursue energy efficiency, reduce costs and enact its sustainability initiatives, all of which are ordinary management functions that are not appropriate matters for direct shareholder oversight.

The Company has not previously set quantitative renewable energy targets or disclosed a feasibility report on such targets, as it is more sensible, based on the Company's operations and facility portfolio, to pursue other mechanisms with the goal of reducing GHG emissions and increasing energy efficiency. Management has determined that the current approach to reducing GHG emissions should include "monitoring for risks and opportunities, establishing energy and GHG efficiency programs, and engaging…with…stakeholders to determine and prioritize [its] climate-related commitments." *See 2015 CSR Report at 51*. The Company does not control the availability or dependability of renewable energy that its operating facilities may be able to access and having a numeric commitment in place would compel the Company to purchase renewable resources that are not economically or environmentally feasible, thereby counteracting the Proposal's primary cost-saving goal discussed above. The Company does not set numeric goals or invest in the production of reports for the sake of having goals without considering feasibility, market realities and business needs. As a company proud of its environmental leadership and thoughtful, business-appropriate initiatives, the Company works hard to integrate measures to reduce GHG emissions, increase energy efficiency, reduce cost and remain competitive. The Company closely monitors and reviews the renewable energy market, and believes that it is not a cost-effective investment for the Company and its shareholders at the present time nor is it the most effective way for the Company to respond to climate change and reduce GHG emissions. *See 2015 CSR Report at 56*. Thus, the Proposal seeks to micromanage the way that the Company and its management create and implement a GHG emission reduction and energy efficiency plan, which is currently yielding carbon intensity reductions that exceed targets, without an understanding of the complexities of the Company's business. The detailed, thoughtful and CVS Health Corporation-specific measures described herein and in the 2015 CSR Report were designed to address the particular impact the Company's operations have on the environment and the best ways to mitigate those effects.

In sum, the Proposal relates to a fundamental day-to-day aspect of the business of the Company – the reliable and business-appropriate mix of energy sources for the Company and the manner in which the Company can best reduce GHG emissions, address climate change and enact energy efficiency plans. Accordingly, the decisions previously made and the initiatives currently implemented by the Board of Directors and management related to these actions are properly left to the Company and its Board of Directors rather than its shareholders. For these reasons, the Proposal may be properly excluded under Rule 14a-8(i)(7).

III. Conclusion

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2016 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action in connection with such omission. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel – Corporate Services

Attachments

cc w/att: Pat Miguel Tomaino, Associate Director of SRI, Zevin Asset Management, LLC
Stephen T. Giove, Shearman & Sterling LLP

Exhibit A

Proposal and Related Correspondence

Whereas: To limit the average global temperature increase to well below 2 degrees Centigrade, a goal shared by nearly every nation, the Intergovernmental Panel on Climate Change (IPCC) estimates that the United States needs to reduce annual greenhouse gas (GHG) emissions approximately 80 percent. This will involve a significant shift to renewable energy.

Costs of generating electricity from sources like wind and solar have been declining rapidly and are influencing companies' response to climate change. The EPA currently lists 78 Fortune 500 companies as purchasing renewable energy (or certificates).

CVS Health Corporation ("CVS" or "the Company") has taken halting steps in this direction. According to the 2015 Corporate Social Responsibility report, the Company's renewable energy program includes solar panels at five stores and a sixth store under construction. CVS states that it is "constantly evaluating opportunities through renewable technologies, renewable energy credits, power purchase agreements, and tax credits."

In its response to the 2016 CDP Climate Change questionnaire, CVS indicates that it will set a science-based target for reducing greenhouse gas emissions in line with IPCC guidance.

Yet CVS still lacks a quantitative target for renewable energy sourcing and/or production.

Investors are concerned that CVS may be behind other large corporations which are developing quantitative renewable energy goals in response to climate change. The RE100, a coalition pushing companies to switch to 100 percent renewable energy, now includes Apple, General Motors, Johnson & Johnson, Nestle, Procter & Gamble, Unilever, and Walmart. Walmart has a goal of sourcing 100 percent of its electricity from renewable energy and an interim target "to produce or procure 7,000 GWh of renewable energy globally by the end of 2020."

Investors seek clarity on how renewable energy plays into CVS's overall response to climate change. Failure to set a renewable energy target may impede the Company's GHG reduction strategy. By setting quantitative goals on renewable energy, our Company can strengthen its current climate change strategy, respond ably to energy market changes, move closer to achieving GHG reductions, and help meet the global need for cleaner energy.

Resolved: Shareholders request that CVS produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing CVS's renewable energy sourcing and/or production. The report should be produced at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information. This proposal does not prescribe matters of operational or financial management.

Supporting Statement: Shareholders request that the report consider and analyze options and scenarios for achieving renewable energy targets, for example by using on-site distributed energy, off-site generation, power purchases, and renewable energy credits, or other opportunities management would like to consider, at its discretion.

Moffatt, Thomas S.

From: Pat Tomaino [Pat@zevin.com]
Sent: Wednesday, November 23, 2016 12:31 PM
To: McIntosh, Colleen
Cc: Moffatt, Thomas S.
Subject: Shareholder proposal on renewable energy
Attachments: Zevin_CVS Renewable Energy 2017.pdf

Dear Ms. McIntosh,

Zevin Asset Management is grateful for the opportunity to engage with you and your team on the environmental issues facing CVS Health. After meeting with CVS managers, however, we continue to believe that investors need more clarity on how renewable energy sourcing/production plays into the Company's overall response to climate change. Therefore, as we did last year, we are filing the attached shareholder proposal on behalf of our client, Pamela L Parker Trust.

Please find the attached packet of documents containing our filing letter, the proposal, and custodial proof of ownership

Your office should also receive these documents via UPS this week. Many thanks for confirming receipt of the attached shareholder proposal at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 22, 2016

Colleen M. McIntosh
Corporate Secretary
CVS Health Corporation
One CVS Drive, MC 1160
Woonsocket, RI 02895

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. McIntosh:

Enclosed please find our letter filing the attached shareholder proposal on renewable energy sourcing/production to be included in the proxy statement of CVS Health Corporation (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We value continued dialogue with CVS Health on environmental issues. However, we are filing the attached proposal because investors would benefit from clarity on how renewable energy sourcing/production plays into CVS's overall response to climate change.

Zevin Asset Management is filing on behalf of one of our clients, Pamela L Parker Trust (the Proponent), which has continuously held, for at least one year of the date hereof, 660 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of CVS shares from our client's custodian is enclosed.

Zevin Asset Management, LLC is the primary filer for this resolution. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules. We may be joined by other co-filers.

Zevin Asset Management, LLC welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 or pat@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

cc: Thomas Moffat, Assistant Secretary, CVS Health Corporation

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 22, 2016

To Whom It May Concern:

Please find attached Charles Schwab & Co., Inc's custodial proof of ownership statement of CVS Healthcare Corporation (CVS) from Pamela L Parker Trust. Zevin Asset Management, LLC is the investment advisor to Pamela L Parker Trust and filed a shareholder resolution on renewable energy sourcing/production on behalf of the Trust.

This letter serves as confirmation that Pamela L Parker Trust is the beneficial owner of the above referenced stock.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 22, 2016

Re: Pamela L Parker Trust Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 660 shares of CVS Health Corp (CVS) common stock. These 660 shares have been held in this account continuously for at least one year prior to Novemer 22, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Marina Beckler
Relationship Specialist

#1213-8191

Moffatt, Thomas S.

From: McIntosh, Colleen
Sent: Wednesday, November 23, 2016 12:42 PM
To: Pat Tomaino
Cc: Moffatt, Thomas S.
Subject: RE: Shareholder proposal on renewable energy

Pat, we are in receipt of this proposal.

Have a great weekend.

-Colleen

Colleen M. McIntosh | CVS Health | Senior Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5177 | fax: 401-257-6675 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | colleen.mcintosh@cvshealth.com

---

From: Pat Tomaino [mailto:Pat@zevin.com]
Sent: Wednesday, November 23, 2016 12:31 PM
To: McIntosh, Colleen <Colleen.Mcintosh@CVSHealth.com>
Cc: Moffatt, Thomas S. <Thomas.Moffatt@CVSHealth.com>
Subject: Shareholder proposal on renewable energy

Dear Ms. McIntosh,

Zevin Asset Management is grateful for the opportunity to engage with you and your team on the environmental issues facing CVS Health. After meeting with CVS managers, however, we continue to believe that investors need more clarity on how renewable energy sourcing/production plays into the Company's overall response to climate change. Therefore, as we did last year, we are filing the attached shareholder proposal on behalf of our client, Pamela L Parker Trust.

Please find the attached packet of documents containing our filing letter, the proposal, and custodial proof of ownership.

Your office should also receive these documents via UPS this week. Many thanks for confirming receipt of the attached shareholder proposal at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC

11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing